September 2, 2009

Jeffrey P. Berg
United States Securities and Exchange Commission	jberg@bakerlaw.com
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:     Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Form 10-KSB for the Fiscal Years Ended
December 31, 2007 and 2006
(File No. 0-30995)

Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated August 7, 2009 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-132929) which was filed on July 27, 2009.  The Company also has responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 9 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.  The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

Form S-1 Amendment

Risk Factors, page 5

1.
We note your disclosure on page 31 that you had 148 record holders of your common stock as of July 23, 2009.  We also note your disclosure in your previous amendment that you had 536 record holders of your common stock as of May 6, 2009.  Please tell us the reason for the decrease.  Also, if you are now eligible to terminate your Exchange Act registration without shareholder vote, please add a new risk factor to explain the potential impact of termination to investors, including the impact on the applicability of proxy rules and Section 16 of the Exchange Act as well as on the ability to have the price of your shares quoted on the OTC Bulletin Board.

The disclosure of 148 record holders reflected the number of record holders on the Company’s transfer agent stockholder list.  The disclosure in the prior amendment of 536 record holders had reflected the number or stockholders reflected on the NOBO list (list of non-objecting beneficial owners, which may not include the number of objecting beneficial owners, if any).  The Company decided to use the number of record holders from the transfer agent’s list in the prior amendment and in the current amendment to the Registration Statement.  The Company believes that disclosing the number of record holders in the manner disclosed on page 30 of the Registration Statement in the section entitled “Price Range of Common Stock,”, is a more appropriate method of disclosure.

The Company had 139 record holders of its common stock, as of September 1 , 2009 listed on its transfer agent stockholder list.  However, the Company conducted a survey of institutional custodians, such as Cede & Co. and other commercial depositories, based on the NOBO list, to determine a base for minimum number of persons holding shares of the Company’s common stock.  The Company has determined that, for purposes of calculating the number of its record holders under Rule 12g5-1 of the Exchange Act in order calculate whether there are a sufficient of number of holders of record to terminate or suspend its reporting obligations under the Exchange Act, the Company had in excess of 1,900 record holders and may not currently take such actions.

Under Rules 12g-4 and 12h-3 of the Exchange Act, an issuer may terminate its registration under the Exchange Act or suspend it duty to file under the Exchange Act, as applicable, if any class of securities is held of record by: (i) less than 300 persons; or (ii) by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's three most recent fiscal years.

Since the Company’s assets have exceeded $10 million as of December 31, 2008, the Company may only terminate or suspend its reporting obligations if it has less than 300 holders of record.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

The SEC’s Compliance and Disclosure Interpretations provide as follows:

“Question 152.01

Question: How is the number of record holders determined under Rule 12g5-1?

Answer: Rule 12g5-1 defines “held of record” for purposes of Exchange Act Section 12(g) and 15(d). It is the counting rule for determining whether an issuer has sufficient security holders to become or remain subject to Section 12(g) and to remain subject to Section 15(d). Rule 12g5-1(a)(3) provides a special counting method for securities held in a custodial capacity for a single trust, estate or account. In such a case, each trust, estate or account is a distinct holder of record for purposes of Sections 12(g) and 15(d). Institutional custodians, such as Cede & Co. and other commercial depositories, are not single holders of record for purposes of the Exchange Act’s registration and periodic reporting provisions.  Instead, each of the depository’s accounts for which the securities are held is a single record holder. In contrast, securities held in street name by a broker-dealer are held of record under the rule only by the broker-dealer.  The Commission originally proposed a version of the rule that would have looked through to the beneficial owners of the street-name securities, but adopted the rule in a form that does not produce this result. [September 30, 2008]”

Weakness in Internal Control over Financial Reporting, page 41

2.
We note your response to prior comment 8 in which you state that “the missing control was a management policy to consult outside experts on complex accounting issues.”  Please explain why the deficient accounting control was not a lack of sufficient qualified internal accounting personnel which was remediated through the use of consulting outside experts.  Please refer to Rule 1.02 of Regulation S-X and PCAOB Standard No. 5.

The deficient accounting control was not a lack of sufficient qualified internal accounting personnel because the Company had qualified internal accounting personnel, staff and resources at the time that the material misstatements were made in 2006 and 2007.  The material misstatements related to unique, complex accounting issues, which required expertise beyond the scope of otherwise qualified internal accounting personnel.

Prior to June 2006, the Company did not have sufficient qualified internal accounting personnel.  However, that deficiency was remediated when the Company hired Melvin L. Williams to serve as the Company’s Chief Financial Officer.  As of December 31, 2007, when the Company's management was first required to prepare an assessment of the effectiveness of the Company's internal controls over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the control deficiency was management’s failure to consult an outside expert regarding the accounting for certain complex transactions.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

The internal control deficiencies associated with capital asset acquisitions related to the acquisition accounting method used to record the 2007 acquisition of Transylvania, and the internal control deficiencies associated with accounting for income taxes related to the purchase accounting treatment of the acquisition of the Clarkdale Slag Project, and the resultant computation of future deferred income tax liability assumed.  As the Company determined in the fourth quarter of 2008, the determination of the proper accounting treatment for these two issues was beyond the scope of qualified personnel, and required an outside consultant with extensive expertise in these areas.  Such issues were of sufficient complexity that they were beyond the scope and expertise of a person who otherwise meets the qualifications of a Chief Financial Officer.

The consultants from BDO Seidman that the Company retained to assist in enabling the Company to resolve  the proper accounting treatment of such accounting issues were a team of CPAs that specialized in accounting for complex asset acquisitions.  The Company chose BDO Seidman because  Benjamin Neuhausen, a national director of accounting at BDO, published a treatise which contained a discussion of these issues.  Mr. Neuhausen was also a former chairman of the AICPA’s Accounting Standards Executive Committee.

As discussed on page 89 of the Registration Statement, Mr.  Williams, the Company's Chief Financial Officer, is a certified public accountant with over 20 years' experience in the public accounting industry with the firm of Cupit, Milligan, Ogden and Williams in Reno, Nevada.  During this period, he provided auditing, consulting, merger/acquisition, valuation and tax services to companies in the manufacturing, technology, mining, healthcare and service industries, including publicly traded mining companies, as well as to various non-profit organizations.  Mr. Williams, a member of the American Institute of Certified Public Accountants since 1989, is also a member of the Nevada Society of CPAs and past president of the Reno, Nevada chapter of the Institute of Management Accountants.  He earned a Bachelor of Business Administration degree at the University of Oregon in 1983.

Clarkdale Slag Project, page 62

3.	From your response to prior comment 13, it remains unclear why you cannot determine what your own operating results are and whether those results are achieving what you anticipated.

In response to your comments, the Company has revised and updated the disclosure at pages 63-64 of the Registration Statement.   As set forth at pages 63-64, the Company has determined its own operating results.  The Company believes that such internal operating results thus far are consistent with management’s expectations.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

The Company had engaged an independent engineer to conduct a technical analysis of its gold recovery process.  The technical analysis was to consist of the observation and analysis of its gold recovery process in accordance with chain-of-custody standards.  The technical analysis was not intended for the purpose of determining the economic feasibility of the Clarkdale Slag Project.

However, during the work program with the engineer, it was determined that the Company would need specialty expertise in dealing with the abrasiveness of the slag material.  As a result, the engineer agreed to withdraw from its engagement.  The Company has engaged a new team of independent metallurgical engineers to provide the Company with recommendations regarding further optimization of its processing circuits.  Once the Company is able to resolve these issues, the Company intends to engage an independent engineer to conduct a technical analysis of its gold recovery process.

Related-Party Transactions Policy, page 93

4.	Please reconcile your exhibit index with the revised exhibit mentioned in the third paragraph of your response to prior comment 16.

In response to your comments, the Company has filed a copy of its current Related Party Transactions Policy as Exhibit 99.3 to the Registration Statement.

Compliance with Section 16, page 96

5.
Regarding the information you provided related to Ian McNeil and Carl Ager in response to prior comment 18, please tell us why it does not reflect shares held in the name of Nanominerals .  See Rule 16a-1(a)(2).

In response to your comments, the Company has been advised by Messrs. McNeil and Ager that, based upon a review of their relationship with Nanominerals, under an analysis of Rule 16a-1(a)(2)(iii) of the Exchange Act, they should not be deemed to have an indirect pecuniary interest in the shares of the company’s common stock held in the name of Nanominerals.

Rule 16a-1(a)(2)(iii) provides that, with respect to portfolio securities of an issuer held by a corporation:

(iii) A shareholder shall not be deemed to have a pecuniary interest in the portfolio securities held by a corporation or similar entity in which the person owns securities if the shareholder is not a controlling shareholder of the entity and does not have or share investment control over the entity's portfolio.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

As set forth in the Schedule 13D filed by Dr. Ager, filed with the SEC on April, 15, 2008, and as disclosed at pages 115-116 (“Security Ownership of Certain Beneficial Owners and Management”) and page 109 (“Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates”) of the Registration Statement, Messrs. McNeil and Ager are shareholders of Nanominerals, but neither currently serves as an officer, director or employee of Nanominerals.  Messrs. Ager and McNeil each own 17.5% of the issued and outstanding shares of common stock of Nanominerals, representing an aggregate of 35% of the outstanding common stock of Nanominerals.  Dr. Charles A. Ager currently is the sole officer and director of Nanominerals.  Further, Dr. Ager and his wife, Mrs. Carol Ager, collectively own 35% of the outstanding common stock of Nanominerals and a group of additional shareholders of Nanominerals, none of whom is a director or officer of  Nanominerals or the Company, collectively own the remaining 30% of the issued and outstanding shares of Nanominerals.  Further, as disclosed in Dr. Ager’s Schedule 13D, Dr. Ager has sole voting and dispositive powers over the shares of common stock held in the name of Nanominerals.  Therefore, for purposes of Section 16, Messrs. McNeil and Ager believe that they do not have a reportable pecuniary interest in the shares of the Company’s Common Stock held in the name of Nanominerals because neither (i) is a controlling shareholder of Nanominerals, or (ii) has or shares investment control over the subject portfolio securities.

Summary Compensation Table, page 103

6.
From your disclosure at the bottom of page 48, it appears that the figures mentioned in the last sentence of footnote (4) to your Summary Compensation Table are approximations.  With a view toward clarified disclosure, please tell us how you determined the amount to include in the table; cite with specificity the authority on which you relied to make this determination.

In response to your comments, the Company has deleted the term “approximate” at pages 45 and 48 of the Registration Statement with respect to the amounts to which Mr. Williams may be deemed to have received a benefit from amounts paid to the Cupit Milligan firm in the relevant periods.  These amounts were based on the profit percentage derived by Mr. Williams from the revenue earned by Cupit Milligan in the applicable period, as applied to the fees for services provided to the Company.

Certain Relationships and Related Transactions, page 106

7.
The chart you mention in response to prior comment 22 appears to have been omitted from your response; therefore, we reissue the comment.  In this regard, if you have not disclosed related-party-transactions with Mr. Matheson when they were required to be disclosed, a reduction in his percentage ownership does not eliminate your disclosure obligations.

In response to your comments, the Company has prepared a chart which addresses the issues related to related party transactions raised by the comment set forth above.  The chart is attached to this letter.  The chart was inadvertently omitted from the prior correspondence.  The Company noted that K. Ian Matheson no longer is a 10% or greater stockholder for purposes of clarification of his current status as a 10% or greater stockholder.  However, the Company has complied with, and will continue to comply with, its required disclosure obligations concerning Mr. Matheson, notwithstanding his current status as a less than 10% stockholder.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

Security Ownership, page 115

8.	Please tell us how the ownership mentioned in the table can be reconciled to Mr. Matheson’s Form 4 reflecting his current holdings according to the attachment to your response letter.

In response to your comments, Mr. Matheson no longer is a 10% or greater stockholder.  His latest Section 16 report was filed on Form 4 on May 22, 2009, which reflects a transaction which placed his beneficial holdings below 10%.  Mr. Matheson has not filed any further Section 16 reports following his ceasing to be a 10% stockholder.  Mr. Matheson provided an updated statement of his holdings based on sales of his shares on August 31, 2009, and is reflected in the beneficial ownership table at pages 115-116 of the Registration Statement.

Where You Can Find Additional Information, page 120

9.	Please tell us the authority on which you rely that permits you to instruct investors that your prospectus disclosure is to be read in conjunction with a periodic report like you do on page F-55.

In response to your comments, the Company has deleted the language at page F-55 with respect to the Company’s periodic reports.  Further, the interim financial statements of the Company provide language at page F-55 of the financial statements with respect to a reference to the Company’s annual financial statements which are included in the Registration Statement.

Financial Statements, page F-1

10.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

In response to your comments, the Company has updated the financial statements as required by Rule 3-12 of Regulation S-X.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

Report of Independent Registered Public Accounting Firm, page F-3

11.
We note that the reports of your predecessor auditor, Kyle L. Tingle, on page F-3 of Amendment No. 8 to your Form S-1 and in your 2008, 2007 and 2006 Amended Forms 10-K state that the financial statements as of December 31, 2004 and for the year ended December 31, 2004 and the period from January 14, 2000 (date of inception) to December 31, 2004 were audited by other auditors.  Since the reports reference other auditors, the separate report of the other auditors should be included in the filings.  Refer to Article 2-05 of Regulation S-X.

In response to your comments, the Company has filed a revised audit report in the financial statements included in the Registration Statement from Kyle L. Tingle CPA, LLC, which does not contain the language with respect to other auditors.  Further, the Company has filed similarly revised audit reports from Kyle L. Tingle CPA, LLC in an amendment to each of the Company’s Annual Reports on Form 10-K/A for the years ended December 31, 2006, 2007 and 2008.

Exhibit 23.11

12.
We note that the consent of Kyle L. Tingle included in Exhibit 23.11 consents to incorporation by reference in Amendment No. 8 of the Registration Statement on Form S-1 of his report dated April 10, 2006.  Since the report of Kyle L. Tingle is included in the Registration Statement on Form S-1 please have your predecessor auditor revise his consent accordingly.

In response to your comments, the Company has filed a revised consent as Exhibit 23.11 to the Registration Statement from Kyle L. Tingle CPA, LLC, which does not contain the language with respect to incorporation by reference.

Forms 10-KSB for the Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm, page F-2

13.
Please tell us why Brown Armstrong Paulden McCown Starbuck & Keeter’s audit opinions in the December 31, 2007 and 2006 Forms 10-K/A do not refer to the restatement as noted in footnote 16 to the financial statements in accordance with paragraph 9 of AS 6.

In response to your comments, the Company has filed a revised audit report from the Brown Armstrong firm in the financial statements to be included in an amendment to each of the Company’s Annual Reports on Form 10-K/A for the years ended December 31, 2006 and 2007, which includes a reference to the restatements, as noted in the Company’s financial statements, in accordance with paragraph 9 of AS 6.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

Miscellaneous Items

The Company has attached a copy of the comments from the U.S. Bureau of Land Management, dated August 13, 2009 relating to the Plan of Operations for the Searchlight Gold Project.

The Company has attached the letter of withdrawal of assignment, dated August 25, 2009, from Mountain States R&D International, Inc.

The Company has attached copies of the resumes of Robert J. Phillips and Richard S. Kunter, the metallurgical engineers engaged by the Company with respect to the crushing and grinding process at the Clarkdale Site.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 2, 2009

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg

Jeffrey P. Berg
of BAKER & HOSTETLER LLP

CC: CARL S. AGER
KRISTIN LOCHHEAD
JOSEPH MCCANN
IAN R. MCNEIL
MELVIN L. WILLIAMS

Names of Promoters (Group)	Assets Acquired by Company	Assets Acquired from Company	Principle in Determining Amount
Dr. Charles A. Ager (Carol Ager, Geotech Mining Inc. and Geosearch Mining Inc.)	Searchlight Claims	280,000 shares of Common Stock	Direct negotiation with management which did not have an interest in the Searchlight Claims based on EITF 98-11, valued at their market price at the date of issue plus reimbursement of costs

Identity of Person Making Determination by Company and Relationship of Person to Company	Assets Acquired by Seller within Two Years Prior to Transfer Date?	If Assets Acquired by Seller within Two Years Prior to Transfer Date, the Cost of Such Assets	Pages in S-1 Where Disclosed
Then existing management which did not have an interest in the Searchlight Claims (Caisey Harlingten – Chariman and CEO)	No	Allocated share of aggregate costs of $87,134 by Searchlight Claim owners	108

Names of Promoters (Group)	Assets Acquired by Company	Assets Acquired from Company	Principle in Determining Amount
Dr. Charles A. Ager, Carl S. Ager and Ian R. McNeil (Nanominerals Corp. and Carol Ager)	Interest of Joint Venture in Clarkdale Slag Project
(1) 12,000,000 shares of Common Stock, (2) Warrants to purchase up to 12,000,000 shares of Common Stock (2,000,000 Warrants issued to unrelated designate of Nanominerals), (3) reimbursement of $690,000 of costs, (4) assumption by Company of obligations of Nanominerals under the Joint Venture Agreement, and (5) royalty obligation
Direct negotiation with management which did not have an interest in the Joint Venture Agreement based on EITF 98-03 plus reimbursement of costs

Identity of Person Making Determination by Company and Relationship of Person to Company	Assets Acquired by Seller within Two Years Prior to Transfer Date?	If Assets Acquired by Seller within Two Years Prior to Transfer Date, the Cost of Such Assets	Pages in S-1 Where Disclosed
Then existing management which did not have an interest in the Joint Venture Agreement (K. Ian Matheson –director and executive officer)	Yes	$690,000	109-110

Names of Promoters (Group)	Assets Acquired by Company	Assets Acquired from Company	Principle in Determining Amount
K. Ian Matheson (Debra Matheson, Pass Minerals Inc., Gold Crown Minerals Inc. and Kiminco Inc.)	Searchlight Claims	1,050,000 shares of Common Stock	Direct negotiation with management which did not have an interest in the Searchlight Claims based on based on EITF 98-11, valued at their market price at the date of issue plus reimbursement of costs.

Identity of Person Making Determination by Company and Relationship of Person to Company	Assets Acquired by Seller within Two Years Prior to Transfer Date?	If Assets Acquired by Seller within Two Years Prior to Transfer Date, the Cost of Such Assets	Pages in S-1 Where Disclosed
Then existing management which did not have an interest in the Searchlight Claims (Caisey Harlingten – Chariman and CEO)	No	Not applicable	108

United States Department of the Interior

TAKE PRIDE IN AMERICA

BUREAU OF LAND MANAGEMENT
Southern Nevada District Office
Las Vegas Field Office
4701 N. Torrey Pines Drive
Las Vegas, Nevada 89130
http://www.blm.gov/nv/st/en.html

AUG 13 2009

In Reply Refer To:
N-74973
N-87330
3809 (NVS0053)

CERTIFIED MAIL NO. **7009 0960 0000 4441 1070** RETURN RECEIPT REQUESTED

Searchlight Minerals Corporation
Attn: Carl Ager
2441 W. Horizon Ridge Parkway, #120
Henderson, Nevada 89052

Dear Mr. Ager:

On July 31, 2009 the Las Vegas Field Office (LVFO) Bureau of Land Management (BLM) met with you to discuss the Plans of Operation (Plan) serialized N-74973 and N-87330 in Searchlight, Nevada and to discuss the best course of action you can take to begin the exploration drilling proposed in these Plan's. During this meeting and a follow-up phone conversation with Shonna Dooman, it was determined that the best course of action is to close the old Plan N-74973 and continue processing the new Plan N-87330 using the Environmental Assessment (EA) previously approved under the old Plan N-74973.

Before the new Plan N-87330 can be approved it will need to be modified to match the previously approved disturbances in the EA for the old Plan N-74973. To assist you with this matter, the LVFO is including a copy of the approved EA and the following list of identified conflicts:

1. You state that approximately 1,500 linear feet of constructed roads will be used to access one of your drill sites in several parts of the new Plan N-87330. This statement appears in the Introduction and sections 2.1.3. *Description of Areas to be Disturbed*, 2.1.3.1. *Exploration Roads* and 2.1.3.2. *Exploration Drill Sites*. To comply with the approved EA, this road cannot be longer than 250 feet. Please update your new plan so it does not exceed the allotted disturbance for the new road. Furthermore, the road in the new Plan must mirror the location of the approved road in the EA on an updated map.

2

2. In section 2.1.3.1. *Exploration Roads*, you state that "minor cut and fill" on existing roads will be needed to provide access to the proposed drilling sites. This is acceptable; however, the approved EA does not allow for widening of these roads. If you intend to use minor cut and fill techniques on the existing roads, please include a statement that this action will not cause widening of the existing roads to occur.

3. In section 2.1.3.2. *Exploration Drill Sites*, you state that the "drill sites will be approximately 20 feet by 75 feet." To comply with the approved EA, the disturbance area for the proposed drill sites cannot be larger than 20 feet by 17.5 feet. Please change the new plan N–87330 so it does not exceed the previously approved EA disturbance size.

4. Please update the proposed disturbance acreage in the Introduction, Table 1, section 2.1.3. *Description of Areas to be Disturbed*, section 2.1.3.1. *Exploration Roads*, section 2.1.3.2. *Exploration Drill Sites* and section 8. *Permit Application Fee* to reflect the changes mentioned above.

5. Finally, there are some inconsistencies with the drill site locations under the approved EA and the drill site locations in the new Plan. Please review the map included in the EA which reflects GIS data we received with the old Plan N–74973. Update the map for the new Plan N–87330 so the proposed drill site locations are the same as those in the approved EA. Please note that sites 4, 5, and 6 on the map in the approved EA are omitted under the *Modified Exploration Alternative* on page 10 of the EA. Also, please send the BLM both a paper copy of the updated map and a digital copy of the updated GIS data so we can ground truth the proposed drill sites.

These account for the critical issues that need to be addressed so this Plan can be fully reviewed. The information must be submitted to this office within 30 days of receipt of this letter. After receiving your response, a follow up review will be completed. Should you have any questions on this subject matter, please contact George Varhalmi, Geologist, at (702) 515-5083 or Evan Allen, Geologist, at (702) 515-5283.

Sincerely,

Shonna Dooman
Associate Field Manager
Non-renewable Resources

Enclosures (2):
Environmental Assessment
Decision Record

MOUNTAIN STATES R&D INTERNATIONAL, INC.
World Leader in Mineral & Environmental Technology

13801 East Benson Highway
Suite A
Vail, Arizona 85641, U.S.A.

Phone: 520-762-5364
Fax: 520-762-5717
E-mail: Rbhappu@aol.com

August 25, 2009

Mr. Ian McNeil
President
SEARCHLIGHT MINERALS
2441 West Horizon Ridge Parkway, #120
Henderson, Nevada 89052

Subject: ***Search Minerals Corp. and Mountain States R&D International, Inc. Relationship***

Dear Mr. McNeil:

This is to advise you that due to unforeseen circumstances concerned with the needed specialty expertise in dealing with milling and leaching of hard, abrasive and refractory material similar to that found in the Clarkdale slag resource, Mountain States R&D International, Inc. (MSRDI) voluntarily withdraws from the validation assignment of the pilot plant facilities constructed by Clarkdale Metals Corporation at Clarkdale, Arizona.

MSRDI has enjoyed working with Clarkdale Metals in the initial phase of this most interest and challenging project and regretfully agrees to step aside and allow the new team to work with Clarkdale personnel and consultants to achieve continuous production as well as independent confirmation of the results.

MSRDI takes this opportunity to thank Clarkdale Metals personnel for their cooperation and we wish you all the success in your diligent efforts to recover the contained metal values from the Clarkdale slag pile.

Sincerely,

Dr. Roshan B. Bhappu, P.E.
President

RBB/sm

S:\Sue\Metallurgical Jobs\6157\SMC-MSRDI Relationship.doc 1

Robert J. Phillips
Senior Metallurgist

SUMMARY

Robert J. Phillips, owner/manager of Phillips Enterprises, LLC, is a Metallurgical Engineer with more than 38 years experience in mineral industry commercial production and process development. He has industrial experience in native copper milling, gold heap leaching, iron ore concentrator operations, and process development services in the United States and Canada.

Mr. Phillips has held positions as Senior Process Engineer with the Colorado School of Mines Research Institute (CSMRI), Interpro, and later with Colorado Minerals Research Institute (CMRI), where he was responsible for management and implementation of a wide range of projects involving base metals, precious metals, industrial minerals, and coal.

Through April 2000 Mr. Phillips was employed by Colorado Minerals Research Institute (CMRI) as a senior metallurgist and was part of the senior staff. Mr. Phillips negotiated contracts and managed a wide range of mineral processing projects and managed a high-purity materials laboratory. The high-purity laboratory produced specialty zinc oxide products with a value exceeding $3,000,000 annually. Mr. Phillips was also responsible for marketing the services of CMRI during part of his employment.

He has professional experience in gravity applications, metallic and industrial mineral flotation, dry and wet grinding processes, pyrometallurgical testwork, gold extraction processes, operations management, and site reclamation.

PROFESSIONAL EXPERIENCE

2000 – Present **OWNER/MANAGER**
Phillips Enterprises, LLC
Golden, Colorado

PE provides general and specialty mineral testing and process development services at the Golden facility. PE facility includes a sufficient range of laboratory and pilot plant equipment to support many qualified projects. PE is engaged in cooperative programs with other specialists for plant process improvements and equipment testing.

PE provides testing services for clients with fine and ultra-fine dry-grinding requirements using vibrating grinding technology. A complete grinding/classification system has been engineered for flexibility to meet client's particular requirements.

Phillips Enterprises uses a small but dedicated technician staff to conduct business. PE accesses qualified Denver-area professionals to supplement staffing requirements as required.

Robert J. Phillips
Page 2 of 4

1994 – 2000 **SENIOR METALLURGIST**
Colorado Minerals Research Institute (CMRI)
Golden, Colorado

Directed process research and development projects and testwork for precious and base metal projects, and for industrial mineral clients.

Managed a high-purity materials laboratory with responsibilities for process development and commercial production of isotopically engineered zinc oxide.

Managed fine particle characterization services for CMRI. These services include laser diffraction particle analyses and BET specific surface area determinations using nitrogen adsorption/desorbtion.

Managed particle reduction technology projects. Provided consulting for specialty materials grinding/particle reduction applications.

1990 - 1994 **PROCESS ENGINEER/METALLURGIST**
Solution Gold, Ltd.
Golden, Colorado (Gold heap leaching facility in Gilpin Co, Colorado)

Conducted pre-production ore testing and evaluation, provided assistance for process design, recovery plant erection supervision, process engineering and optimization, coordinated with exploration group for reserve evaluation and cost analysis, purchasing, supervised regulatory compliance for the mine, and supervised land reclamation procedures.
Supervised the Federal air and water quality permit applications, and compliance programs, SARA Title III compliance, water permit compliance and reporting, MSHA training, and State reclamation permit compliance and amendments.

Robert J. Phillips
Page 3 of 4

1987 - 1990 **SENIOR PROCESS ENGINEER**
INTERPRO
Golden, Colorado

Prepared proposals and contracts, managed research projects for a wide variety of commodities and technologies, project scheduling, cost management, and technical report writing.

Major projects included:

- Vanadium recovery from ferrophos slag.
- PGM concentrate electric arc smelting and converting to white matte.
- Custom gold extraction and recovery from flotation concentrate.
- Calcining of limestone.
- Pegmatite ore flotation for the recovery of mica, feldspar, and quartz.
- Glass sand process development.
- Deactivation of molybdenum flotation concentrate by indirect heating .
- Evaluation of crushed ore products for ball mill grinding power requirements.

1980 - 1987 **SENIOR PROCESS ENGINEER**
Colorado School of Mines Research Institute (CSMRI)
Golden, Colorado

Managed and implemented of a wide variety of process development projects including:

- Pilot-scale autogenous and SAG grinding studies.
- Gravity separation studies.
- Copper flotation projects.
- Western Colorado oil shale flotation.
- Scandium recovery studies and pilot operation
- Coal-resin flotation.
- Coal pelletizing technology development.
- Gold recovery studies, placer and hard rock.
- Industrial mineral studies.

1976 - 1980 **RESEARCH COORDINATOR-FLOWSHEET DEVELOPMENT**
The Cleveland Cliffs Iron Company
Michigan

Managed process improvement projects for iron ore processing plants in Michigan and Ontario, Canada. Technology focus included cationic silica flotation improvement, grinding system analysis and optimization, flocculant and surfactant evaluations for filter performance improvement, and plant filtration system evaluations.

Robert J. Phillips
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1974 - 1976 **PLANT METALLURGIST**
The Cleveland Cliffs Iron Company
Republic Mine - Michigan

Monitored mill processes and conducted optimization and quality control programs. Duties included monthly ore, concentrate, reagent, and grinding steel inventory reporting. Evaluated tall oil substitutes during periods of supply shortages for the hematite flotation mill.

1968 - 1974 **METALLURGICAL ENGINEER**
The Cleveland Cliffs Iron Company
Michigan

Responsible for conducting assigned project work for plants in Michigan and Ontario, Canada.

Supervised and conducted ore flotation programs, evaluated grinding circuit tests, supervised shifts for large pilot plant campaigns.

EDUCATION

Bachelor of Science Degree
Michigan Technological University, 1968
Houghton, Michigan
Major: Metallurgical Engineering

PROFESSIONAL AFFILIATIONS

Society of Mining, Metallurgy and Exploration, Inc. (SME)
Extractive Metallurgy Chapter of Denver, past secretary and president

PUBLICATIONS

Pyrometallurgical Processing of Stillwater Concentrates, CIM Bulletin, June, 1989

PERSONAL INTERESTS

Living history involvement – specifically American Civil War; field musician and artillery
Percussionist
Vintage steam launch reconstruction and operation
Family guy

Richard S. Kunter-Associate

Education:

BS, Metallurgical Engineering, University of Idaho, 1967
MS, Metallurgical Engineering, University of Idaho, 1969

Professional Registrations/Affiliations:

Australasian Institute of Mining and Metallurgy, Fellow and Chartered Professional
Society for Mining, Metallurgy, and Exploration, Inc. (SME-AIME), Member,
The Minerals, Metals & Materials Society (TMS-AIME), Member,
American Society for Metals, Member,
Extractive Metallurgy Chapter of Denver, Past Chairman,
The Society of the Sigma Xi, Member,
Mining and Metallurgical Society of America, QP (metallurgy and environmental).
(Qualified Person designation for metallurgy and environmental)

Special Training/Qualifications:

40 -Hour OSHA Hazardous Waste Operations, 1994
8-Hour OSHA Hazardous Waste Supervisor, 2009
DOE Radiation Worker Training, 1995
8 – Hour MSHA refresher, 2009

Security Clearances:

DOE "Q", Idaho National Engineering Laboratory (inactive)

Professional Experience Summary:

Mr. Kunter has 40 years of experience as a metallurgical process engineering consultant and as an engineer and manager with companies involved in precious and base metals, uranium, nuclear fuels, and environmental remediation technologies. His areas of expertise include innovative process development, process hydro- and pyro-metallurgy , chemical engineering unit operations, mill and project management, pilot plant operations, assay technology, and environmental remediation process development and application in the US, Australia, and elsewhere internationally. He has routinely consulted to the World Bank on international mining projects and has been an expert witness in several remediation/process cases.

Employment History:

Senior Metallurgist Engineer, Samuel Engineering, 2007 – Present

Worked as a Project Leader for Rio Tinto's recent capacity upgrade to its Kennecott Copperton 185,000 tpd flotation mill. Mr. Kunter supervised the process development and testing of several large copper/molybdenum/gold projects in Peru, Chile, and Canada including El Galeno, Magistral, and Relincho. He provided process development for Idaho Cobalt's mineral process facilities and hydrometallurgical refinery in Idaho. His most recent project has been the supervision of the metallurgical process development for a large gold project in Senegal, West Africa. He has continued to provide annual peer review of Stillwater Mining's PGM mine in Montana.

Associate & Senior Metallurgical Engineer, Arrakis, Inc. and Behre Dolbear, 1996 to 2007

Project Engineer on a variety of hazardous/radioactive waste process based projects and mining and mineral extraction projects worldwide.

Principal Metallurgical Engineer, Advanced Sciences, Inc., 1994-1996, Lakewood, Colorado
Served as ASI's Project Manager for a contract with the San Antonio Air Command Office of Low Level Radioactive Waste at Kelly Air Force Base. This contract included a low pressure thermal stripping treatability study of a tritium and solvent contaminated mixed waste; a study of alternative treatment and disposal options; and required the sampling, characterization, manifesting, and shipping of a mixed waste from Kirtland Air Force Base for disposal at Envirocare in Utah. He also served as ASI's Project Manager for the development of a dredge system to recover and dewater plutonium contaminated coral sand contained in lagoons on Johnston Atoll. Laboratory treatability tests for process development were conducted and supervised by Kunter. Equipment skids to accomplish this task were fabricated in Colorado and air transported to Johnston Atoll by C130 Air Force transport. He serves as ASI's Project Manager for a small arms range lead removal soil washing demonstration project for the Army Environmental Center being conducted at Ft Polk, Louisiana.

Consulting Metallurgical Engineer, Richard S. Kunter & Associates 1991-1996 Golden, Colorado
Consulted on metallurgical and environmental process projects including base and precious metals, pressure leaching applications, hazardous wastes, and radioactive wastes for a variety of domestic and international clients. Worked on process development of the Pit 9 and Warm Waste Pond Projects at the Idaho National Engineering Laboratory as a Senior Technical Consultant. Worked as a metallurgical consultant to the International Finance Corporation of the World Bank, particularly on pressure leaching applications for refractory gold ores.

Vice President, Technical; Director, Artech Management Services, Inc.; Director, Arsenic Technology Corp.: Artech Recovery Systems, Inc. 1989-1991 Golden, Colorado

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Directed the technical development of a low pressure, low temperature leach process to extract base and precious metals from a complex arsenical flue dust and fix the arsenic in an environmentally stable form. This process, which was piloted at Hazen Research, Inc., was designed to remediate environmentally difficult wastes from the base and precious metal smelting industry in a manner which partially recovered some of the costs with recycled materials. Consulted on several domestic and international remediation and process development projects including locations in Chile, Canada, Mexico and Indonesia.

Senior Corporate Metallurgical Engineer, Homestake Mining Company 1979-1988 Golden, Colorado

Developed, and am the senior inventor of the patent on the refractory gold pressure oxidation process for Homestake's $280 million McLaughlin Project resulting in an increase of deposit life from 7 years to 20-plus years, an increase in recovery from 46% to 95%, and a non-hazardous declaration for the tailings from the State of California. Directed the investigation of the metallurgical characteristics of over 90% of Homestake's exploration projects during this period which resulted in eight of those projects having continued into detailed metallurgical development and ultimately mined or to be mined. Involved in the environmental process development of water treatment facilities for both the Homestake Mine at Lead, SD, the Bulldog Mountain Mine at Creede, CO, and the tailings impoundment at the Grants Uranium Mill (a carbonate pressure leach plant) in Grants, NM. Developed, designed, and managed several large projects (up to $700,000) and the contract test work for a corporate metallurgy department.

Mill Superintendent, Newmont Pty. Ltd. 1976-1978 Telfer, Western Australia

Constructed, commissioned and operated a 1,200 metric-ton-per-day CCD gold mill in the Great Sandy Desert with difficult logistics. The mill achieved a 98% recovery from a 22 PPM gold head grade giving a combined gravity and cyanide dore production of 150 Kg per week. Supervised more than 30 people on the mill and assay staff at this remote Australian desert site.

Research and Plant Metallurgist Western Mining Corporation 1971-1976, Belmont, Western Australia

Participated in several pilot plant operations including bacterially-augmented heap leaching low grade nickel ore, carbonate pressure leaching of uranium ore, and improving the pouring characteristics of nickel flash smelter mattes. Operated a 500 metric-ton-per-day gold plant and worked at a pressure hydrometallurgical nickel refinery.

Patents and publications:

Patents on the acid recycle applications in the pressure oxidation of refractory gold ores are held in several countries. Professional publications have included gold, silver CIP plants and development of pressure oxidation for refractory gold ores and the treatment of arsenic in smelter flue dusts and other sludges and slurries.

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